Exhibit 16.1

April 29, 2013
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16F. of Form 20-F dated April 29, 2013, of DHT Holdings, Inc. and are in agreement with the statements contained in the second and third  paragraphs (including statements specified under points (i) and (ii) of the third paragraph) on the pages that include the Item 16F disclosure therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the third paragraph under point (ii) on the pages that include the Item 16F. disclosure therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2011 consolidated financial statements.

/s/ Ernst & Young AS
Oslo, Norway